

April 20, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA  30328

> **Re:**    **Beazer Homes USA, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 001-12822**

Dear Mr. Khoury:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Item 3.  Legal Proceedings, page 24

1.  We note your response to comment two of our letter dated March 25, 2011.  Specifically, we note your statement that "the Company was not a <u>party</u>, adverse or otherwise, to such complaint (emphasis added)."  In determining not to include disclosure in your periodic reports regarding the claim against Mr. McCarthy, please tell us what consideration you gave as to whether Mr. McCarthy had a material interest adverse to you.  Please refer to Instruction 4 to Item 103 of Regulation S-K.

Annual Incentive Compensation, page 32

2.  We note your response to comment 22 of our letter dated March 25, 2011.  In addition to the proposed disclosure, please also tell us, with a view toward future disclosure, the bonus potential  of each named executive officer at the threshold level of each

performance metric as well as the threshold level, if any, of the economic profit account metric that must be achieved before an award is granted pursuant to this metric.

Long-Term Incentive Compensation, page 32

3.  We note your response to comment 26 of our letter dated March 25, 2011. You state that the compensation committee used its judgment in determining the amounts of equity awards to grant to the named executive officers. You further state that, in making these awards, the compensation committee considers several general factors. With a view toward future disclosure, please tell us how the compensation committee determines the varying sizes of the awards received by the named executive officers.

Item 7.  Management's Discussion and Analysis . . . , page 31

Items Impacting Comparability Between Periods, page 38
Fiscal 2010 versus 2009, page 45

Liquidity and Capital Resources, page 46

4.  We have read your response to prior comment four. You indicate that you will endeavor to continue to improve your disclosures related to your gross profit analysis of homes closed. Please show us how these improved disclosures will look. You further indicated that you believe that disclosing the amount to which revenues recognized exceeded your valuation adjustments estimates and the related favorable impact on gross profit could not be provided without potential misinterpretation by the users of the financial statement. Please clarify the nature of these potential misinterpretations. We assume that detailed discussions by management would avoid any such misinterpretations.  As such, we continue to believe that a discussion and analysis regarding the favorable impact to gross profit would be useful to investors. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

5.  We have read your response to prior comment six. Please expand your proposed disclosure to provide a more comprehensive explanation of the underlying reasons for changes in components which impacted your cash flows from operations. For example, you indicated that cash flows from operating activities were impacted by the reduction in inventory related to home closings and the timing differences between the closeout of older communities and the start up of new communities.  However, you have not provided any insight as to how home closings and timing differences between closeouts of old communities and the start up of new communities impacted inventory reductions for all periods presented. Please highlight how the increase in home closings in 2010 compared to 2009 impacted your cash flows from operations. Please also clarify how collections of receivable and other assets impacted your cash flows from operation as well. Please revise your disclosure for all periods presented to provide more insight by providing a more robust discussion and quantifying, where possible.

Item 8.  Financial Statements and Supplementary Data, page 51

(7) Borrowings, page 69

6.  We have read your response to prior comment nine.  Please provide the following:

- You indicated that the prepaid stock purchase contracts will convert to common stock based on the applicable settlement factor, which will be between 3.5126 shares per unit and 4.3029 shares per unit.  With reference to the applicable settlement factor, as defined in the offering document, please disclose how you determined whether there is a beneficial conversion feature associated with your prepaid stock purchase contracts.   Please cite the accounting literature used to support your conclusion;
- Please tell us and disclose how you account for your prepaid stock purchase contracts in calculating your earnings per share.  In your earnings per share footnote on page 60, please disclose and quantify the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to ASC 230-10-50-1(c) for additional guidance.

(13) Contingencies, page 81

Other Matters, pages 84

7.  We have read your response to prior comment 14.  Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In future filings, please disclose the range of reasonably possible loss or additional loss or state that such a loss cannot be estimated.  Refer to ASC 450-20-50 and SAB Topic 5:Y.

Item 15.  Exhibits and Financial Statement Schedules, page 103

8.  We note your response to comment 16 of our letter dated March 25, 2011.  However, we are still unable to locate Schedule 5.16 and Exhibit A-2 to your amended and restated credit agreement listed as Exhibit 10.31.  Please advise.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

General

9.  Please address the comments above in future filings, as applicable.

(4) Inventory

Inventory Impairments, page 15

10. We have read your response to prior comment 32.  We have the following comments.

- You indicate that you specifically reviewed actual and trending home sales prices and sales incentives for home sales that occurred in the prior fiscal quarters that remained in backlog at the end of the fiscal quarter and expected future homes sales prices and sales incentives and absorption over the expected remaining life of the community and compared your community to your competition.  Please provide us with a summary of the result of this analysis.  Please tell us what the prevailing trends were, including whether your results were in line with your competition.  Please also tell us how you used this information to help you conclude that your inventory was recoverable at December 31, 2010; and

- You also concluded that there were no held for development impairments related to your estimated cash flow impairment calculations for the three months ended December 31, 2010.  Please disclose whether there were any held for development inventories where your cash flow impairment calculations did not substantially exceed the carrying value of the held for development inventories.  For any inventories for which the carrying value was close to the fair value, please disclose the carrying value of these inventories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any other questions.

Sincerely,


Pamela Long
Assistant Director


cc: Patrick Macken
   Troutman Sanders LLP
   *via facsimile at* (404) 962-6742